May 19, 2015

Via EDGAR and Overnight Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Capnia, Inc.

Registration Statement filed on Form S-4

File No. 333-203162

Filed: April 1, 2015

Dear Mr. Panos:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 13, 2015 relating to the Company’s Registration Statement on Form S-4 (File No. 333-203162) filed with the Commission on April 1, 2015 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Amendment No. 1 to Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Cover Page of Prospectus

1.	We note the legend states “[t]he information in this prospectus is not complete and may be changed.” To the extent the exchange offer commences early, we also recognize that a preliminary prospectus commenced in reliance upon Rule 162 must include the “red herring” legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is “not complete and may be changed,” however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively “commence” the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, and revise the legend so that it is consistent with the example offered if the exchange offer is anticipated to be commenced early in reliance upon Rule 162.

U.S. Securities and Exchange Commission

May 19, 2015

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised the legend appearing on the cover page of the Revised Registration Statement.

What securities are subject to the Exchange Offer?, page vi

2.	The first sentence indicates that the registrant is “offering to issue Series C Warrants to the holders of outstanding Series B Warrants who tender cash exercise and exchange such Series B Warrants.” Advise us, with a view toward revised disclosure, whether the governing instrument of the Series B warrant specifies exactly what is meant by a “tender cash exercise.” To the extent the Series B warrants, according to the terms of the governing instrument, only contemplate cash exercises, please revise to remove the implication that the Series B warrants entitle the warrant holder to make a “tender cash exercise.” In addition, please advise us, with a view toward revised disclosure, whether or not Series B warrant holders are able to surrender their Series B warrants, as a legal matter, following an exercise for cash, and if so, the legal analysis supporting that finding. If the Series B warrant holders are unable to surrender their Series B warrants given that any legal right to exercise has expired, thereby inviting a question as to whether or not the remainder interest held constitutes a security, please revise to remove the implication that Series B warrant holders are tendering or exchanging a security for the consideration offered.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised page vii of the Revised Registration Statement, as well as other reference elsewhere in the Revised Registration Statement. The Company has also updated the Revised Registration Statement to reflect that upon the cash exercise of the Series B Warrants in accordance with its terms during the period open for the Exchange Offer, including a completed exercise notice, letter of transmittal and surrender of the original Series B Warrant, the exercising holder of the Series B Warrants will be issued the number of shares of Common Stock for which such Series B Warrant was exercised for, together with a new Series C Warrant exercisable for the number of shares of Common Stock that were issued upon exercise of the Series B Warrants.

U.S. Securities and Exchange Commission

May 19, 2015

Determination of Validity of Tender, page 131

3.	We note the disclosure that “the form and validity [ ] of [tenders] with be determined by us in our sole discretion, which determination will be final and binding.” Revise to state that security holders may challenge the registrant’s determinations in a court of competent jurisdiction.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and has revised page 136 of the Revised Registration Statement.

Conditions to the Exchange Offer, page 132

4.	We note the disclosure indicating that “these conditions are for our benefit and may be asserted by us or may be waived by us, including any action or inaction by us giving rise to any condition, or may be waived by us,.” Aside from the apparent typographical errors, the conditions improperly suggest that offer conditions may be asserted in instances where the registrant undertakes an action, or remains inactive, under circumstances that cause the terms of the condition to be satisfied. To the extent that a registrant could rely upon its own action or inaction to trigger the terms of and then assert an offer condition, the offer could be terminated at any time for any reason or no reason at all. The offer would then be illusory and in contravention of §14(e) of the Securities Exchange Act of 1934. Revise to clarify that the offer conditions cannot be triggered by any matters within the control of the registrant.

RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment and has revised pages 137 and 138 of the Revised Registration Statement.

Respectfully submitted,

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	Anish Bhatnagar
David O’Toole
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065